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                               October 28, 2021

       Jason T. Liberty
       Chief Financial Officer
       Royal Caribbean Cruises Ltd.
       1050 Caribbean Way
       Miami, Florida 33132

                                                        Re: Royal Caribbean
Cruises Ltd.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Response Dated
October 14, 2021
                                                            File No. 001-11884

       Dear Mr. Liberty:

              We have reviewed your October 14, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 17, 2021 letter.

       Form 10-K for Fiscal Year Ended December 31, 2020

       General

   1. Please provide us with additional detail supporting the statement made in response to comment 2 that the
incurred and projected capital expenditures related specifically to climate-related
projects have not been material to the periods reported therein or future periods, including
quantitative information. As part of your response, include detail regarding
climate-related projects other than those related to your advanced emissions purification systems
for which you incurred or will incur material capital expenditures.
   2. We note from your response to comment 4 that you did not experience any weather-
                                                        related impacts on the
cost or availability of insurance that were material for the periods presented. Provide us
with additional detail to support this statement, including
                                                        quantification.
 Jason T. Liberty
Royal Caribbean Cruises Ltd.
October 28, 2021
Page 2
3. In response to prior comment 5, you state that you have not experienced, nor do you have any ongoing, climate change related litigation that has resulted or is expected to result in a material impact to you. Please provide us with additional support for this statement and tell us how you considered providing disclosure addressing the risks associated with the possibility of climate change related litigation and its potential impact.
4. Your response to prior comment 6 indicates the cost to comply with applicable environmental regulations has not had a material impact on your results of operation. Tell us about the compliance costs you have incurred and explain how you concluded the related amounts were not material.
       You may contact Diane Fritz (Staff Accountant) at (202) 551-3331 or Brad Skinner
(Office Chief) at (202) 551-3489 if you have questions.



FirstName LastNameJason T. Liberty                              Sincerely,
Comapany NameRoyal Caribbean Cruises Ltd.
                                                                Division of
Corporation Finance
October 28, 2021 Page 2                                         Office of
Energy & Transportation
FirstName LastName